UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 8, 2021

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 8, 2021, announcing the results of trading in STMicroelectronics’ own shares as part of the previously announced share buy-back program for the period from February 1, 2021 to February 5, 2021.

PR N°C2984C

STMicroelectronics Announces Status of
Common Share Repurchase Program

Disclosure of Transactions in Own Shares – Period from Feb 01, 2021 to Feb 05, 2021

AMSTERDAM – February 08, 2021 -- STMicroelectronics N.V. (the “Company” or “STMicroelectronics”), a global semiconductor leader serving customers across the spectrum of electronics applications, announces full details of its common share repurchase program (the “Program”) disclosed via a press release dated November 5, 2018. The Program was approved by a shareholder resolution dated May 31, 2018 and by the supervisory board.

STMicroelectronics N.V. (registered with the trade register under number 33194537) (LEI: 213800Z8NOHIKRI42W10) (Ticker: “STM”) announces the repurchase (by a broker acting for the Company) on the regulated market of Euronext Paris, in the period between February 01, 2021 to February 05, 2021 (the “Period”), of 308,508 ordinary shares (equal to 0.03% of its issued share capital) at the weighted average purchase price per share of EUR 33.8283 and for an overall price of EUR 10,436,294.24.

Below is a summary of the repurchase transactions made in the course of the Period in relation to the ordinary shares of STM (ISIN: NL0000226223), in detailed form.

Transactions in Period

Dates of transaction	Number of share purchased	Weighted average purchase price per share (EUR)	Total amount paid (EUR)	Market on which the shares were bought (MIC code)
Feb 01, 2021	63,381	33.6976	2,135,787.59	XPAR
Feb 02, 2021	57,122	34.0690	1,946,089.42	XPAR
Feb 03, 2021	57,246	34.0829	1,951,109.69	XPAR
Feb 04, 2021	58,416	33.4954	1,956,667.29	XPAR
Feb 05, 2021	72,343	33.8200	2,446,640.26	XPAR
Total for Period	308,508	33.8283	10,436,294.24

Following the share buybacks detailed above, the Company holds in total 7,586,100 treasury shares, which represents approximately 0.8% of the Company’s issued share capital.

In accordance with Article 5(1)(b) of Regulation (EU) 596/2014 (the Market Abuse Regulation) and Article 2(3) of Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual trades in the Program are disclosed on the ST website (https://investors.st.com/buyback-program).

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel : +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33.6.59.16.79.08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	February 8, 2021	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services